Exhibit 99.1

Thomson Reuters Announces Business Leadership Appointments

New Presidents Named in Legal, Intellectual Property & Science
and Global Growth & Operations

NEW YORK, December 9, 2013 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced the following changes to its leadership team, effective January 1, 2014.

Susan Taylor Martin has been appointed president of the company’s Legal business; Basil Moftah has been appointed president of Intellectual Property & Science; and Gonzalo Lissarrague has been appointed president of Global Growth & Operations (GGO).

“As our transformation gains momentum, I am confident these proven executives will guide us to increasing levels of success in the future,” said James C. Smith, chief executive officer of Thomson Reuters.

Ms. Taylor Martin is currently managing director of Thomson Reuters Legal in the UK and Ireland. She joined the company in 1993 and has held a variety of leadership roles within a number of businesses, including global head of Corporate Strategy at Reuters and president of Reuters Media.

Mr. Moftah is currently managing director for the Middle East, Africa and Russia region of GGO and began his Thomson Reuters career in 1997. Since then, he also took time to complete an MBA program at Harvard and work for an external venture capital firm before rejoining the company in 2004 as head of Business Direct for EMEA. He has held a variety of leadership positions at the company over the last 10 years.

Mr. Lissarrague is currently managing director of the Latin America region of GGO. He joined Thomson Reuters in 1991 and has held a variety of positions across the company, including marketing, editorial and electronic products, technology and sales. He has overseen the company’s Latin America operations since 2010.

As a result of these appointments, Mike Suchsland, the current president of Legal, Chris Kibarian, the current president of Intellectual Property & Science, and Shanker Ramamurthy, the current president of GGO, will be transitioning out of the company.

Mr. Smith continued, “Together with the rest of the senior leadership team at Thomson Reuters, I would like to congratulate Susan, Basil and Gonzalo on their appointments and take this opportunity to thank Mike, Chris and Shanker for all their dedication and contributions to our company’s success over the years.”

Thomson Reuters today also reaffirmed its full-year business outlook for 2013 as stated in its third-quarter earnings announcement on October 29, 2013.

* * *

Thomson Reuters Announces Business Leadership Appointments

About Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs approximately 60,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to http://thomsonreuters.com.

Contact:

MEDIA David Crundwell Head of Corporate Affairs +1 646 223 5285 david.crundwell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com